April 6, 2012

VIA EDGAR

Maryse Mills-Apenteng

Special Counsel Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F St., N.E.

Washington, D.C. 20549

Re:	NetScout Systems, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2011

Filed May 27, 2011

File No. 000-26251

Ladies and Gentlemen:

On behalf of NetScout Systems, Inc. (“NetScout”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 27, 2012, with respect to NetScout’s response letter dated February 16, 2012, in response to the Staff’s initial comment letter dated February 3, 2012 with respect to the filing referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated and italicized into this response letter. For the reasons discussed below, we do not believe the Staff’s comments require an amendment to our Form 10-K for the fiscal year ended March 31, 2011, but as noted below we will be making changes to our future filings to address the comments.

Form 10-K for the Fiscal Year Ended March 31, 2011

Part III (Incorporated By Reference from Schedule 14A Filed on July 26, 2011)

Compensation and Other Information Concerning Directors and Executive Officers, page 36

1.	Consistent with your responses to prior comments 2 and 3, please amend your Form 10-K for the fiscal year ended March 31, 2011 to provide a revised executive compensation section with corrected summary and director compensation tables that value your restricted stock unit awards at fair market value on the grant date in accordance with FASB ASC Topic 718. Please also revise your Compensation Discussion and Analysis to incorporate your responses to prior comments 4 through 6 in describing your incentive-based compensation and equity awards.

NetScout’s Response:

We respectfully advise the Staff that NetScout does not believe that an amendment to its Form 10-K for the fiscal year ended March 31, 2011 is required. We understand that the summary compensation table and the director compensation tables contained inaccurate information as to the fair market value as of the grant date (the “Grant Date Fair Value Information”) of the restricted stock units (“RSUs”) issued to executive officers and directors, but we believe that our stockholders had multiple other means of assessing the value and amount of the equity grants received by our executive officers and directors during fiscal year 2011. We also believe that our disclosure of executive officer compensation in the Compensation Discussion and Analysis portion of our proxy statement appropriately described the compensation of our executive officers and the reasons why such officers received each item of compensation. We address these issues in more detail below.

RSU Related Information

While the Grant Date Fair Value Information was not accurately reflected in the summary compensation table, it was accurately reflected two pages later (see page 38) in the “Grants Plan-Based Awards in Fiscal Year 2011” table (the “Awards Table”). In fact, the Awards table has a specific column titled “Grant Date Fair Value of Stock and Option Awards” and we believe that any stockholder that wanted to review the grant date fair value of the RSUs would have been easily able to find such information by looking at the Awards Table. Further, we believe that the information presented in the summary compensation table did not confuse our stockholders because footnote (2) alerts the reader that the dollar amount disclosed pertains to the compensation expenses associated with each grant. We also note that the share size of the grants, which we believe our stockholders view as important information, were properly reflected in the Awards Table and in the Compensation Discussion and Analysis section of the proxy statement (pages 42 and pages 45-58 of the proxy statement). We can confirm to the Staff that the omission of the Grant Date Fair Value Information from the summary compensation table did not affect the identity of the individuals listed as named executive officers in the summary compensation table, as required under Item 402 of Regulation S-K. Given that the missing information was prominently disclosed in other portions of the proxy statement and given the disclosure commitment with respect to this year’s proxy statement as described below, we respectfully advise the Staff that we do not believe that such information requires an amendment of the executive compensation information in a Form 10-K/A.

In the case of the director compensation table, the information in the Stock Awards column actually overstated the value of the grants received by each of the directors by approximately $28,000. Further, the correct Grant Date Fair Value Information of $60,000 was disclosed in the paragraph immediately below the director compensation table. We respectfully advise the Staff that we do not believe that such overstatement would be the type of change that would require an amendment to the director compensation table in a Form 10-K/A.

CD&A

The Company is appreciative of the Staff’s comments to the Compensation Disclosure & Analysis in the Company’s proxy statement. We respectfully advise the Staff that we do not believe the information presented in the Compensation, Discussion and Analysis (“CD&A”) with respect to bonus accruals is confusing or misleading in any way. Rather, we believe the disclosure makes it is clear that bonuses paid to executive officers were based on the attainment of quarterly Company revenue and EPS targets, which led to a quarterly accrual of the bonus pool, as well as the Compensation’s Committee assessment of individual performance. We refer to our disclosure in pages 45 through 58. Further, as to the use of the term non-GAAP revenue and non-GAAP EPS, we believe our public disclosures make very clear how we calculate non-GAAP financial measures. The proxy statement did not include reconciliation or other description of non-GAAP measures because we felt that such information would be of little value when the specific financial metrics to which they relate were not included in the proxy statement. Given the explanation above and given the disclosure commitment with respect to this year’s proxy statement as described below, we respectfully advise the Staff that we do not believe that the information with respect to our CD&A disclosures requires an amendment of the executive compensation information in a Form 10-K/A.

2.	We note additionally that your shareholders provided advisory approval of the compensation disclosed in your proxy statement as reported in the Form 8-K filed September 13, 2011. In light of the substantial variance between the compensation disclosure provided to shareholders and the disclosure requirements of Regulation S-K, please provide your analysis of the effect of the shareholder vote and your views on whether it was an informed vote applicable to the compensation awarded. In your response letter please describe the steps, if any, you anticipate taking in this regard.

NetScout’s Response:

We respectfully advise the Staff that we do believe that the advisory stockholder vote on the compensation of its named executive officers was an informed decision and that the erroneous disclosure in the summary compensation table would not meaningfully impact that decision. We understand that the primary purpose of the advisory stockholder vote on executive compensation is to provide a more direct voice of the stockholders in the compensation decisions made by management and boards of directors. NetScout believes that its proxy statement accomplishes such purpose. The disclosure in CD&A, including the related compensation tables and narrative descriptions, taken as a whole, presents the complete picture of NetScout’s decision-making process and the results of that decision-making process.

The compensation payable to NetScout’s named executive officers is comprised of four elements: base salary; short-term incentives in the form of annual cash bonus; long-term incentives in the form of equity-based awards (RSUs); and benefits/perquisites. NetScout’s proxy statement contains substantial disclosure concerning each of the elements.

For base salary, pages 36, 52-54 set forth the amounts of base salary paid to each named executive officer during the fiscal year ended March 31, 2011 (“FY2011”) as well as the reasons for why such compensation remained the same as for the fiscal year ended March 31, 2010 for NetScout’s Chief Executive Officer, Chief Operating Officer and then Senior Vice President and Chief Financial Officer, and why NetScout’s Senior Vice

President, Worldwide Sales Operations received a raise compared to the prior fiscal year. (With respect to NetScout’s current Chief Financial Officer, Jean Bua, she was not employed by NetScout during the fiscal year ended March 31, 2010, hence there is no discussion as to why base salary remained the same for the fiscal year ended March 31, 2011.)

For short-term incentives, pages 36 and 52-54 set forth the non-equity incentive plan opportunities provided by NetScout to its named executive officers for FY2011. This disclosure outlines the target amounts which were potentially payable to such officers. It provides the corporate and personal goals determined by NetScout for each such officer. It then provides an explanation of how and to what extent such corporate and personal goals were accomplished. Finally, it discusses, based on such achievement, what actual cash amount was paid to each named executive officer as a result.

For long-term incentives, page 36 and 38-39 set forth the RSU grants made to NetScout’s named executive officers. This includes both the number of shares attributable to the RSU awards, but also the correct, full grant date fair value of the RSUs granted during FY2011. While we did erroneously list the compensation expense associated with the RSU grants and not the Grant Date Fair Value Information in the summary compensation table on page 36 of our proxy statement, this information is correctly reflected in the Awards Table just two pages later in NetScout’s Proxy Statement at page 38. The Awards Table has a specific column heading and footnote that clearly identifies the information as the Grant Date Value Information. Pages 53 and 55 also state the number of RSUs awarded to such named executive officers (which number of shares is also reflected in the grant of plan based awards table that contains the Grant Date Value Information). As a result, NetScout believes that its proxy statement contained a full picture of the value of the awards made during FY2011.

As discussed above, NetScout believes that it is important that the disclosure, taken as a whole, presents the complete picture of the compensation paid to our executive officers, NetScout’s decision-making process and the results of that decision-making process. We do not believe that a single column, table or subheading of our proxy statement is used by our stockholders in forming their opinions with respect to the advisory vote on the compensation of NetScout’s named executive officers, especially when the correct information was shown elsewhere in the proxy statement. Throughout CD&A and its related tables and narratives, all material compensation paid and payable to our named executive officers was provided.

As a result, we respectfully advise the Commission that, based on the explanations provided above, we do not believe that any of the issues raised by the Staff’s comments had an effect on the stockholder vote taken with respect to the advisory approval on the compensation of our named executive officers, and we further believe that the decision made by our stockholders in such advisory vote was an informed decision.

Finally, in order to advise our stockholders that the Grant Date Value Information in the summary compensation table with respect to FY2011 has been updated, we commit to make the following disclosures in to this year’s proxy statement:

1.	We will annotate the summary compensation table and director compensation table to alert a reader about the mistake in the prior year’s information.

2.	We will also draft our disclosure on our short-term incentive compensation decisions to further clarify how the final payout amount of such compensation is calculated.

3.	We will provide additional disclosure with respect to the non-GAAP nature of any relevant corporate or individual goals utilized with in the calculation of the compensation payable to our named executive officers.

* * * * * * *

In addition, NetScout acknowledges:

NetScout is responsible for the adequacy and accuracy of the disclosure in the filings;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

NetScout may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (978) 614-4195 if you have any questions or would like any additional information.

Sincerely,

/s/ Jean M. Bua

Jean M. Bua
Chief Financial Officer, NetScout Systems, Inc.

cc:	Anil K. Singhal, President and Chief Executive Officer, NetScout Systems, Inc.

Jeff Levinson, Vice President, General Counsel and Secretary, NetScout Systems, Inc.

Miguel J. Vega, Cooley LLP

Alicemarie Hand, PricewaterhouseCoopers, LLP